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Pan American Silver Estimates Initial Mineral Resource of 72.5 million tonnes for the La Colorada Skarn Deposit

Vancouver, B.C. - Dec. 11, 2019 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”, or the “Company”) today announces an initial mineral resource estimate for the large polymetallic deposit discovered in 2018 at the Company’s La Colorada mine in Zacatecas, Mexico. The inferred mineral resource totals 72.5 million tonnes, averaging 44 grams per tonne of silver, 0.17% copper, 2.02% lead and 4.40% zinc, assuming a cut off value of US$60 per tonne after accounting for transportation, smelting and refining costs. The deposit remains open in nearly all directions for resource expansions.

“The initial inferred mineral resource estimate containing 102 million ounces of silver and a large volume of base metals indicates the significance of this new discovery," said Christopher Emerson, Pan American's Vice President Business Development and Geology. "In just over a year since we first announced the discovery, we have completed 54,000 metres of drilling into the deposit and developed the geological model for this initial resource estimate. An aggressive drilling program is planned for 2020 to further explore the deposit's potential."

Highlights
•Initial inferred resource of 72.5 million tonnes with grades averaging 44 g/t silver, 0.17% copper, 2.02% lead and 4.40% zinc containing 102 million ounces of silver, 3.2 million tonnes of zinc, 1.5 million tonnes of lead, and 121 thousand tonnes of copper using a cut-off value of US$60 per tonne after accounting for the cost of transportation, smelting and refining.
•The majority of the mineralization is contained within a larger polymetallic mineralized skarn covering an area measuring 500 metres by 600 metres. The deposit, as currently defined, is located between 600 metres to 1,700 metres below surface and east of the current La Colorada mine workings.
•65 diamond drillholes with a total length of 54,000 metres were used for the geological interpretation and the inferred resource estimate.
•Initial laboratory bench-scale metallurgical testing of individual diamond drill core composite samples indicates encouraging selective polymetallic flotation recoveries generating high quality silver-rich copper, lead and zinc mineral concentrates.
•For further information on sample results, see our news release dated October 30, 2019.

To view cross sections, plan and images of the mineralized core, please see our website at panamericansilver.com

Michael Steinmann, President and CEO commented: “This initial resource estimate is a very exciting development for Pan American Silver and our La Colorada operation. The substantial size and grades point to a world-class deposit, discovered with our near-site exploration program. We are planning to continue our drilling program, advance early stage engineering and complete further metallurgical

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testing, with the aim of defining the potential development of a new, large mine for Pan American Silver.”

In 2020, Pan American plans to invest US$10 million to drill 44,000 metres, focusing on infill and exploration drilling to further define, expand and add confidence to the inferred resource.

Mineral Resource Estimate Details

Classification	Cut-off	Tonnes	Ag	Cu	Pb	Zn
	US$/tonne	millions	g/t	%	%	%
Inferred	60	72.5	44	0.17	2.02	4.40

Sensitivity of the Mineral Resource Estimate at Different Cut-off Values

Cut-off	Tonnes	Ag	Cu	Pb	Zn	Ag	Cu	Pb	Zn
US$/tonne	millions	g/t	%	%	%	Moz	kt	Mt	Mt
50	81.5	41	0.16	1.88	4.13	109	130	1.5	3.4
60	72.5	44	0.17	2.02	4.40	102	121	1.5	3.2
70	63.6	46	0.17	2.18	4.70	94	111	1.4	3.0
80	55.0	49	0.18	2.35	5.02	86	100	1.3	2.8
Notes:
1.CIM definition standards were followed for the estimation of mineral resources.
2.Mineral resources are not mineral reserves and have no demonstrated economic viability.
3.Prices used to estimate mineral resources were: US$18.50 per ounce of silver, US$2,600 per tonne of zinc, US$2,200 per tonne of lead, and US$6,500 per tonne of copper.
4.The mineral value per tonne was estimated using metallurgical recoveries of 91% Ag, 90% Pb, 85% Zn and 38% Cu, with mineral concentrate qualities from the testing at 60% Pb in lead concentrate, 55% Zn in zinc concentrate and 22% Cu in copper concentrate. The mineral value per tonne also includes estimates for transport and refining/selling costs based on experience and long-term views of the marketing, treating and refining of these types of mineral concentrates.
5.The mineral resource estimate is undiluted and mining parameters have not been applied.
6.Three million tonnes from the skarn deposit was included as inferred resources in Pan American's mineral resource and reserve estimates effective June 30, 2019.
7.Totals may not add up due to rounding.
8.This mineral resource estimate was prepared under the supervision of, or was reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person as that term is defined in National Instrument 43-101 (“NI 43-101").
9.The effective date of the mineral resources estimate is December 11, 2019.

General Notes with Respect to Technical Information
A total of 65 diamond drillholes with a total length of 54,000 metres were used in the geological interpretation and resource estimate. Drilling of the skarn deposit has been completed from both surface and underground drilling.

All drill hole samples used in the mineral resource estimate have been previously reported in news releases dated October 23, 2018, February 21, 2019, May 8, 2019, August 1, 2019 and October 30, 2019. The drill hole samples were prepared by the internal La Colorada mine laboratory, SGS of Durango, Activation Laboratories Ltd ("Actlabs") of Zacatecas and Bureau Veritas of Hermosillo. Pan American implements a quality assurance and quality control ("QAQC") program, including the submission of certified standards, blanks, and duplicate samples to the laboratories.

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Both Actlabs and SGS used fire assay with gravimetric finish for gold, and acid digestion with ICP finish for silver, lead, zinc, and copper. Bureau Veritas used fire assay with gravimetric finish for gold and by acid digestion with ICP finish for silver, lead, zinc, and copper in their Vancouver, Canada laboratory. The La Colorada mine laboratory, which is operated by our employees, used fire assay with gravimetric finish for gold and silver, and acid digestion with atomic absorption finish for lead, zinc, and copper.

The results of the QAQC samples submitted to SGS, Actlabs, Bureau Veritas, and the La Colorada mine laboratory all demonstrate acceptable accuracy and precision. Some standards, blanks and duplicate failures were associated with analysis conducted at the La Colorada mine laboratory, as reported in the news releases dated October 23, 2018 and May 8, 2019. These failed batches were re-submitted to SGS or Actlabs for analysis.

The Qualified Person is of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of mineral resource and mineral reserve estimates.

Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM").

Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves. Mineral resources that are not mineral reserves have no demonstrated economic viability. No mineral reserves have yet been estimated for the skarn deposit.

The Qualified Persons do not expect these mineral resource estimates to be materially affected by any known legal, political, environmental or other risks.

See the Company’s Annual Information Form dated March 12, 2019, available at www.sedar.com for further information concerning QAQC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company’s business and the potential development of the Company’s mineral reserves and resources.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM, Vice President Business Development and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person for the purposes of NI 43-101.

About Pan American Silver
Pan American is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. In 2019, we celebrate our silver anniversary: 25 years of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.
Learn more at panamericansilver.com.

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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the anticipated exploration and other development programs at the Company’s La Colorada properties, together with the nature, implementation and timing thereof, and the exploration and metallurgical results of such programs; our expectation and timing of establishing additional resource information based on such programs; the ability of the Company to further define, expand or add confidence to the inferred resource, or to convert the inferred resource to another category of resource or reserve at any point in the future; and possible future development of a new mine at La Colorada.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; our success in completing exploration and engineering programs relating to the La Colorada skarn deposit; prices for silver and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the La Colorada mine are received in a timely manner; our ability to secure and maintain the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United

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States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms ''measured resources'', ''indicated resources'', and ''inferred resources''. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ''reserves'' are not the same as those of the SEC, and reserves reported by Pan American in compliance with NI 43-101 may not qualify as ''reserves'' under SEC standards. Under U.S. standards, mineralization may not be classified as a ''reserve'' unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a "measured resource" or "indicated resource" will ever be converted into a "reserve". U.S. investors should also understand that "inferred resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of "inferred resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated "inferred resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.